Exhibit 4.13.3

SOUTHWEST WATER COMPANY
2006 EQUITY INCENTIVE PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD
AND
RESTRICTED STOCK UNIT AGREEMENT

On                                  , 20  , [Name of Recipient] (“Recipient,” “you” or “your”) were granted Restricted Stock Units, representing the restricted right to receive shares of Common Stock (the “Stock”) of Southwest Water Company, a Delaware corporation (the “Company”), as set forth below, subject to and conditioned upon the provisions, terms, conditions and restrictions provided in the Southwest Water Company 2006 Equity Incentive Plan (the “Plan”) and this Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement dated                       , 200  .

You agree with respect to the Restricted Stock Units granted by the Company as follows:

The Plan

The Award of Restricted Stock Units to you as described in this Agreement (the “Award”) is pursuant to the Southwest Water Company 2006 Equity Incentive Plan (the “Plan”) and is subject to the provisions of the Plan. The Plan is administered by the Committee, as described in the Plan. All capitalized terms used in this Agreement have the meanings specified in the Plan, unless otherwise defined in this Agreement.

Number Restricted Stock Units	, representing shares of the Stock.

Payment for Restricted Stock Units	No payment is required for the Restricted Stock Units you receive.

Vesting

The Restricted Stock Unit Award vests in installments following the Vesting Commencement Date, as shown below. “Vesting” means that you have the right to receive the shares of underlying Stock. Unvested Restricted Stock Units will vest in the event of your death or Disability or upon a Change in Control of the Company.

Vesting Commencement Date	, 200 ,

Vesting Schedule

[Specify Vesting – Following is 5-Year]. The first 20% of the total number of Restricted Stock Units granted (rounded up to the nearest whole number) vests, subject to Qualifying Performance Criteria, if any, when you complete 12 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “First Vesting Date”). An additional 20% of the Restricted Stock Units granted (rounded up to the nearest whole number) vests, subject to Qualifying Performance Criteria, if any, when you complete 24 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Second Vesting Date”). An additional 20% of the Restricted Stock Units granted (rounded up to the nearest whole number) vests, subject to Qualifying Performance Criteria, if any, when you complete 36 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Third Vesting Date”). An additional 20% of the Restricted Stock Units granted (rounded up to the nearest whole number) vests, subject to Qualifying Performance Criteria, if any, when you have completed 48 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Fourth Vesting Date”). The balance of Restricted Stock Units granted vests, subject to Qualifying Performance Criteria, if any, when you have completed 60 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Fifth Vesting Date”). Restricted Stock Units are subject to earlier vesting in accordance with the Plan in the event of death, Disability and Sale of the Company.

Qualifying Performance Criteria

Qualifying Performance Criteria applicable to you (“QPC”) are set forth in Exhibit A attached. In addition to continuous service requirements set forth in the Vesting Schedule, Restricted Stock will only vest if the QPC is met on each of the First Vesting Date, Second Vesting Date, Third Vesting Date, Fourth Vesting Date and Fifth Vesting Date. [If the applicable QPC is not met on the First Vesting Date, Second Vesting Date, Third

Vesting Date, Fourth Vesting Date or Fifth Vesting Date, the related award for such vesting date shall be suspended until the next vesting date, at which time such award will vest if the QPC for such suspended vesting date has been achieved. In no case shall any award be extended or vest past the Fifth Vesting Date.]

Shares Restricted	Unvested Restricted Stock Units do not belong to you and you may not sell, transfer, pledge or otherwise dispose of any rights to unvested Stock Units.

Forfeiture

If your services as an Eligible Person terminate for any reason, then your right to unvested Restricted Stock Units will be forfeited to the extent that they have not vested before the Termination Date. Forfeiture means that the unvested Restricted Stock Units will immediately revert to the Company. You receive no payment for the Restricted Stock Units that are not vested or that are forfeited.

Stock Certificates	After the Restricted Stock Units have vested, a stock certificate for those shares represented by such vested Restricted Stock Units will be issued to you.

Voting Rights	You may not vote the shares representing the Restricted Stock Units before such Restricted Stock Units vest and stock is issued to you.

Dividend Rights

You will not be entitled to dividends on the shares representing the Restricted Stock Units payable to you in the same manner as any other stockholder. However, dividends that are received prior to vesting are taxable as compensation.

Withholding Taxes

No stock certificates will be issued and released to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of this award or the vesting of the Restricted Stock Units. These arrangements may include withholding shares of Company stock that otherwise would be released to you when the Restricted Stock Units vest or surrendering shares of Company stock that you already own. These arrangements may also include paying the withholding taxes directly to the Company in cash. The fair market value of the shares you surrender, determined as of the date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes. Please consult with your tax advisor to determine the tax implications of receiving Restricted Stock Units.

Restrictions on Resale	By signing this Agreement, you agree not to sell any stock at a time when applicable laws or Company policies prohibit a sale.

No Guarantee Of Continued Service

Subject to the provisions of any written employment or consulting agreement, and to legal principles governing the tenure of directors: (i) You acknowledge and agree that vesting of the Restricted Stock Units is earned by continuing as an Eligible Person at the will of the Company (and not through the act of being hired, being granted an award or purchasing shares); and (ii) You further acknowledge and agree that this Restricted Stock Unit Agreement, the transactions contemplated hereunder and the Vesting Schedule set forth herein do not constitute an express or implied promise of continued engagement as an Eligible Person for the vesting period, for any period, or at all, and shall not interfere with your right or the Company’s right to terminate your relationship as an Eligible Person at any time, with or without cause.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company stock, your number of unvested Restricted Stock Units will be adjusted accordingly.

Entire Agreement

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement, signed by both parties.

Governing Law	This Agreement is governed by the laws of the State of California.

By your signature below, you agree to all of the terms and conditions described above and in the Plan and acknowledge receipt of the Prospectus dated                              , 200  .

SOUTHWEST WATER COMPANY

By:

Title:

RECIPIENT:

Print Name:

EXHIBIT A

Qualifying Performance Criteria